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Exhibit 12.1

Statement Regarding
Computation of Ratios of Earnings to
Fixed Charges and Preferred Stock Dividends

	Year Ended December 31,
(US$ in millions except ratios)	2012	2011	2010	2009	2008
Earnings(1)
Pretax income before noncontrolling interests and income (loss) from discontinued operations, net of tax(2)	$372	$1,020	$3,049	$8	$714
plus: Fixed Charges	404	429	461	405	495
Amortization of capitalized interest	21	19	18	16	13
Distributed income of equity investees	1	6	4	5	4
less: Capitalized interest	(13)	(16)	(21)	(26)	(18)
Preferred stock dividends	(34)	(34)	(67)	(78)	(78)
Earnings:	$751	$1,424	$3,444	$330	$1,130
Fixed Charges(1)
Capitalized interest	$13	$16	$21	$26	$18
Expensed interest	294	295	294	245	353
plus: Amortized premiums, discounts and capitalized debt expenditures	12	23	27	15	6
Estimate of interest within rental expense	51	61	52	41	40
Preferred stock dividends	34	34	67	78	78
Fixed charges:	$404	$429	$461	$405	$495
Ratio of Earnings/Fixed Charges	1.86	3.32	7.47	0.81	2.28

(1)
For the purpose of determining the Ratio of Earnings to Fixed Charges and Preferred Stock Dividends, earnings are defined as pretax income before noncontrolling interests and income (loss) from discontinued operations, net of tax in consolidated subsidiaries plus fixed charges and amortization of capitalized interest less capitalized interest and preferred stock dividend requirements. Fixed charges consist of interest expense (capitalized and expensed), amortization of deferred debt issuance costs, portion of rental expense that is representative of the interest factor and preferred stock dividend requirements of the registrant and consolidated subsidiaries.

(2)
Includes a pretax gain of $2,440 million related to the May 2010 sale of Bunge's Brazilian fertilizer nutrients assets.

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  Exhibit 12.1
Statement Regarding Computation of Ratios of Earnings to Fixed Charges and Preferred Stock Dividends